VIA EDGAR AND EXPRESS MAIL
September 14, 2007
Ms. Jill S. Davis, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E., Mail Stop 7010
Washington, D. C. 20549-0405

Re:	Kellogg Company Form 10-K for year ended December 30, 2006 Filed February 23, 2007 File No. 1-04171
Dear Ms. Davis,
Thank you for the comments we received from you by letter dated September 6, 2007 (the “Comment Letter”) regarding the above-referenced filing of Kellogg Company (the “Company”). The following numbered paragraphs set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.
     Selected Financial Data, page 10
1.	We note your presentation of Gross Profit as a percentage of sales along with separate presentation of depreciation expense. Please clarify if your measure includes an amount of depreciation associated with the cost of good sold. Please refer to SAB Topic 11:B for guidance.
Yes. Gross profit is calculated directly from the consolidated statement of earnings as net sales less cost of goods sold, which includes a portion of total depreciation expense. Total depreciation expense, as presented in the selected financial data summary, is comprised of amounts recorded within the cost of goods sold and selling, general, and administrative expense captions of our consolidated statement of earnings.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A)
     Results of Operations
     MDA-Margin Performance, page 13
2.	It appears you are using the terms “Gross Margin” and “Gross Profit” interchangeably. To avoid investor confusion, please add clarifying disclosure that indicates the terms are synonymous or, modify your disclosures to present a single term to describe the measure of profitability.

We are not intending to use the terms “Gross Margin” and “Gross Profit” synonymously. Gross margin, as presented in the table within the MD&A section to which the Staff is referring, is a percentage metric, defined as gross profit as a percentage of net sales. In contrast, gross profit is an absolute dollar amount, defined as net sales less cost of goods sold. In future filings, we propose to include a gross margin footnote to the table within the “Margin Performance” section of our MD&A, as follows:

				Change vs.
				prior year
				(pts.)
	2006	2005	2004	2006	2005

Gross margin (a)	44.2%	44.9%	44.9%	(.7)	—
SGA% (b)	-28.0%	-27.7%	-27.4%	(.3)	(.3)

Operating margin	16.2%	17.2%	17.5%	(1.0)	(.3)

(a)	Gross profit as a percentage of net sales. Gross profit is equal to net sales less cost of goods sold.

(b)	Selling, general, and administrative expense as a percentage of net sales.
     Liquidity and Capital Resources, page 16
3.	We note your disclosure indicates your consolidated inventory balances were unfavorably affected by U.S. capacity limitations during 2006. We further note that your inventory balances have increased as of year end 2006 compared to 2005. Please further explain to us how capacity limitations unfavorably affected your inventory balances.
Many of the production lines within our U.S. manufacturing facilities are capable of producing several different product SKUs. When sufficient capacity exists, we have the flexibility to incur down-time in our plants, in order to switch a line from one SKU to another. By producing to specific customer demand, we are able to minimize our inventory levels. In contrast, when capacity is limited, it is to our advantage to minimize down-time in order to run our plants at maximum levels. We accomplish this by producing larger volumes of a particular SKU before switching the line to another SKU. This practice avoids customer shortages, but also results in an overall increase in inventory balances.
     Financial Statements
     Consolidated Balance Sheet, page 29
4.	It appears you have included in Other Assets, amounts representing goodwill and intangible assets. Please refer to paragraphs 42 and 43 of SFAS 142 and modify your presentation accordingly.
It has been our historical practice to condense the face of our consolidated balance sheet while presenting the details of the condensed line items within a footnote. We will present goodwill and intangible assets separately on the face of the consolidated balance sheet in future Form 10-K filings. Our quarterly Form 10-Q filings are already in compliance with the requested format.
* * * * *
We hope that the foregoing has been responsive to the Staff’s comments. Please contact me at 269-961-3125 with any questions or comments. In addition, as you requested in your letter, the Company hereby acknowledges that:

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•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John A. Bryant
John A. Bryant
Executive Vice President and Chief Financial Officer

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